

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2021

Timothy C. Dec
Chief Financial Officer
OPGEN INC
9717 Key West Avenue, Suite 100
Rockville, MD 20850

> **Re: OPGEN INC**
> **Registration Statement on Form S-3**
> **Filed June 4, 2021**
> **File No. 333-256820**

Dear Mr. Dec:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 or Fredrick Philantrope at 202-551-6875 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Peter Jaslow, Esq.